POWER OF ATTORNEY

The undersigned, John Motulsky, Jonathan Sacks, Peter Sisitsky, Michael Thoyer, Michael Stern, Samir Arora and Garrett Zwahlen hereby constitute and appoint each of Paul Malek and Steven Nelson, acting individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in his name, place, and stead and on the undersigned's behalf as his true and lawful attorney-in-fact to:

(1) execute and deliver for and on behalf of the undersigned Schedules 13G and 13D (including any amendments, corrections, supplements or other changes thereto) in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedules 13G and 13D (including any amendments, corrections, supplements or other changes thereto) and timely file such Forms with the United States Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority or person as may be required by law; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is Stonehill Capital Management LLC, or any affiliates or subsidiaries thereof, assuming, any of the undersigned's responsibilities to comply with the requirements of the Exchange Act or any liability for the undersigned's failure to comply with such requirements.

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This Power of Attorney shall continue in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or by such attorneys-in-fact in a signed writing delivered to the undersigned. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney this 20th day of February, 2025.

/s/ John Motulsky_____
John Motulsky

/s/ Jonathan Sacks_____
Jonathan Sacks

/s/ Peter Sisitsky_____
Peter Sisitsky

/s/ Michael Thoyer_____
Michael Thoyer

/s/ Michael Stern_____
Michael Stern

/s/ Samir Arora_____
Samir Arora

/s/ Garrett Zwahlen_____
Garrett Zwahlen